Symbol: JJJ - CSE

37 Capital Files Form 15F to Voluntarily Terminate SEC Reporting Obligations

Vancouver, BC. June 26, 2025. 37 Capital Inc. (the “Company”) (CSE:JJJ) announces that it voluntarily filed a Form 15F with the United States Securities and Exchange Commission (the “SEC”) today for the purpose of terminating the registration of its common shares and its reporting obligations under the Securities Act of 1934 (the “Exchange Act”). If the SEC does not object, such deregistration and termination will become effective 90 days from today’s filing or such shorter period as the SEC may determine. However, the Company’s reporting obligations with the SEC in respect of its common shares, including its obligations to file reports under the Exchange Act, will immediately be suspended upon today’s filing.

The Company’s common shares will continue to be listed on the Canadian Securities Exchange (CSE) and the Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. The Company’s filings may be accessed through the SEDAR+ website (www.sedarplus.com) and on the Company’s website at www.37capitalinc.com.

As of June 16, 2025, FINRA has dropped “HHHEF” on the OTC Pink due to inactivity. As soon as practicable, the Company will seek listing on either the OTCID or OTCQB.

For more information on the Company, you may contact us at (604) 681-0204, or visit the Company’s website at www.37capitalinc.com, or the CSE’s website by using the following direct link: http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board of 37 Capital Inc.

“Jake H. Kalpakian”

____________________

Jake H. Kalpakian,

President and CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Certain statements contained herein are “forward-looking”. Forward-looking statements may include, among others, statements regarding future plans, projected or proposed financings, costs, objectives, economic or technical performance, or the assumptions underlying any of the foregoing. In this News Release, words such as “may”, “would”, “could”, “will”, “likely”, “enable”, “feel”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “objective”, “believe”, “expect”, “propose”, “anticipate”, “intend”, “plan”, “plans” “estimate”, and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.

37 Capital Inc.

Suite 575, 510 Burrard Street.

Vancouver, BC V6C 3A8

Tel: (604) 681-0204 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com